UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. 7) Cellcom Israel Ltd.
(Name of Issuer)
Ordinary Shares, par value NIS 0.01 per share
(Title of Class of Securities)
M2196U-10-9
(CUSIP Number)
Larisa Cohen, Adv. Discount Investment Corporation Ltd. ToHa Building, 27th floor, 114 Igal Alon St., Tel Aviv 6744320 Israel Tel: +972 3 6075888
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 4, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 249.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. M2196U-10-9

1	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)
Koor Industries Ltd.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒ (b) ☐

3	SEC Use only

4	Source of funds (See Instructions)
OO

5	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6	Citizenship or Place of Organization
Israel

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power
0

	8	Shared Voting Power
78,477,620 (*)

	9	Sole Dispositive Power
0

	10	Shared Dispositive Power
75,065,120 (**)

11	Aggregate Amount Beneficially Owned by Each Reporting Person
78,477,620 (*)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☒ (***)

13	Percent of Class Represented by Amount in Row (11)
48.1% (*)

14	Type of Reporting Person (See Instructions)
CO

(*)
Includes (i) 75,065,120 Ordinary Shares held by Koor Industries Ltd. ("Koor"), a wholly owned subsidiary of Discount Investment Corporation Ltd. ("DIC"); (ii) 3,412,500 Ordinary Shares, representing approximately 2.1% of the outstanding Ordinary Shares, held by two shareholders whose voting rights in respect of these shares are vested in Koor and whose dispositive power in respect of these shares is subject to certain rights of Koor (shares described in clauses (i) and (ii) collectively, the "Koor Shareholdings");

(**)	Does not include the aforesaid 3,412,500 Ordinary Shares of the Koor Shareholdings in connection with which Koor holds voting rights.
(***)
Does not include 70,886 Ordinary Shares held by mutual funds, which are managed for the accounts of third-party clients by a subsidiary of Epsilon Investment House Ltd., which is a direct subsidiary of the reporting person (“Epsilon Shareholdings"). The reporting person disclaims beneficial ownership of the Epsilon Shareholdings.

Page 2 of 9 pages

SCHEDULE 13D
CUSIP NO. M2196U-10-9

1	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)
Discount Investment Corporation Ltd.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒ (b) ☐

3	SEC Use only

4	Source of funds (See Instructions)
OO

5	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6	Citizenship or Place of Organization
Israel

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power
0

	8	Shared Voting Power
78,477,620 (*)

	9	Sole Dispositive Power
0

	10	Shared Dispositive Power
75,065,120 (**)

11	Aggregate Amount Beneficially Owned by Each Reporting Person
78,477,620 (*)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☒ (***)

13	Percent of Class Represented by Amount in Row (11)
48.1%

14	Type of Reporting Person (See Instructions)
CO

(*)	Consists of the Koor Shareholdings.
(**)	Does not include the aforesaid 3,412,500 Ordinary Shares of the Koor Shareholdings in connection with which Koor holds voting rights.
(***)	Does not include the Epsilon Shareholdings.

Page 3 of 9 pages

This Amendment No. 7 on Schedule 13D/A (the "Amendment") amends and supplements to the extent specified herein the Statement on Schedule 13D with respect to the ordinary shares, par value NIS 0.01 per share (the "Ordinary Shares"), of Cellcom Israel Ltd. (the "Issuer"), initially filed with the Securities and Exchange Commission on May 20, 2014 (as amended, the “Statement”). Capitalized terms used herein without being defined herein have the meanings given to them in the Statement.

Item 2. Identity and Background

Item 2 is hereby amended as follows:

(a), (b): The Reporting Persons.

The following changes were made to the holdings of the Reporting Persons since the submission of Amendment No. 6 to Schedule 13D ("The Post Amendment 6 Transactions"):

A.
On September 25, 2020 and on October 14, 2020, judgments were entered by the Tel Aviv-Yafo District Court, for the appointment of two receivers over DIC's shares that were then held by Mr. Elsztain through Dolphin Netherlands B.V. ("Dolphin Netherlands") (indirectly) (constituting approx. 70% of DIC's share capital). According to the judgment of September 25, 2020, since the pledged assets include control shares in DIC, which controls the issuer, appointment of the receiver, was also subject to the approval of the Ministry of Communications, which was granted on October 15, 2020. In addition, and in accordance with the Court's resolution dated October 12, 2020, a temporary receiver was appointed to shares of DIC held (indirectly) by Dolphin Netherlands, constituting approximately 12% of its share capital.

B.
On March 25, 2021, DIC announced the completion of the first phase of the transaction for the transfer of means of control in DIC, which included the transfer of shares representing approximately 47.4% of DIC's share capital to a group of investors led by Mega Or Holdings Ltd. ("Mega Or"), out of which, shares representing approximately 24.9% of DIC's share capital, were transferred to Mega Or. DIC further announced that upon completion of the first phase of the said transaction (1) it provided a notice of termination of the lending transaction between Koor (a wholly owned subsidiary of DIC), Wior Communications Ltd. and Blejer Communications Ltd. (the "Companies"); (2) as of such date, DIC is a company without a controlling shareholder (as the term "control" is defined in the Israeli Securities Law, 1968), and no longer constitutes a "layer company" (within the meaning of this term in the Law for Promotion of Competition and Reduction of Concentration, 2013. On April 20, 2021 DIC reported that Mega Or purchased additional 5% of DIC's share capital out of the aforementioned 82% of its share capital.

C.	On June 3, 2021, Elco Ltd. reported that it had completed the purchase of approximately 29.8% of the issued share capital of DIC.
D.
In accordance with such report, DIC announced on June 6, 2021, that Mr. Eduardo Sergio Elsztain, Dolphin Netherlands and IRSA Inversiones Y Representaciones Sociedad Anonima (both corporations which were in Mr. Elsztain's control) ceased to be considered "interested parties" in DIC (that is, shareholders who hold 5% or more in the share capital in DIC).

E.
In accordance with the aforementioned, as of this date, DIC is a company without a controlling shareholder. Its major shareholders who hold more than 10% in its share capital are Mega Or (a public Israeli Company controlled by Mr. Zahi Nachmias) holding approx. 29.9% of DIC's share capital, Elco Ltd. (a public Israeli Company controlled by Messrs. Michael Salkind and Daniel Salkind holding approx. 29.8% of DIC's share capital, and Mr. Rami Levy (through entity in Mr. Levy's control, R.L Hashikma Holdings Ltd.), holding approx. 10.8% of DIC's share capital.

F.
In addition, following DIC' notice to the Wior Communications Ltd. and Blejer Communications Ltd., on March 25, 2021 the termination of the lending transaction between Koor and the Companies was completed and a total of 8,138,736 shares of the Issuer were transferred to Koor.

Page 4 of 9 pages

The following are the names of the Reporting Persons, the place of organization, principal business, and address of principal business of each Reporting Person that is a corporation, and the residence or business address and present principal occupation of each Reporting Person who is a natural person:

(1)          Koor an Israeli private corporation, with its business and principal office at the ToHa Building, 27th floor, 114 Igal Alon St., Tel Aviv 6744320, Israel, directly holds 75,065,120 Ordinary Shares of the Issuer. Koor is a wholly owned subsidiary of DIC.

(2)          DIC, an Israeli public corporation, with its business and principal office at the ToHa Building, 27th floor, 114 Igal Alon St., Tel Aviv 6744320, Israel owns, as of the date hereof, 100% of the outstanding shares of Koor. DIC organizes, acquires interests in, finances and participates in the management of companies.

The name, citizenship, residence or business address and present principal occupation of the directors and executive officers of (i) Koor, (ii) DIC are set forth in Schedules A and B attached hereto, respectively, and incorporated herein by reference.

(c)          None of the Reporting Persons, or, to the knowledge of the Reporting Persons, any director or executive officer named in Schedules A and B to this Statement, has, during the last five years, been convicted in any criminal proceeding, excluding traffic violations and similar misdemeanors.

(d)          None of the Reporting Persons, or, to the knowledge of the Reporting Persons, any director or executive officer named in Schedules A and B to this Statement, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by adding the following:

See Item 2 above for a description of the Post Amendment 6 Transactions.

Item 4.   Purpose of Transaction

Item 4 is hereby amended and restated as follows:

See Item 2 above for a description of the Post Amendment 6 Transactions.

Koor is the controlling shareholder of the Issuer. DIC and/or Koor intend to review their investment in the Issuer continually. Depending on the results of such review and other factors that DIC and/or Koor deem relevant to an investment in the Issuer, DIC and/or Koor may acquire additional shares of Ordinary Shares or sell all or any portion of the Ordinary Shares owned by them, in open market or negotiated transactions at prices and terms acceptable to DIC and/or Koor, subject to approvals from the relevant corporate bodies of DIC and/or Koor. Notwithstanding anything contained herein, DIC and/or Koor specifically reserve the right to change their intentions with respect to any or all of the matters referred to in this Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

As of this date:

Koor is the direct owner of 75,065,120 Ordinary Shares, constituting approximately 46% of the Ordinary Shares then outstanding. DIC may be deemed beneficial owner of, and to share the power to vote and dispose, of the 75,065,120 Ordinary Shares held by Koor. In addition, 3,412,500 Ordinary Shares, representing approximately 2.09% of the outstanding Ordinary Shares, are held by two shareholders whose voting rights in respect of these shares are vested in Koor and whose dispositive power in respect of these shares is subject to certain rights of Koor. DIC may be deemed to share the power to vote and the other rights of Koor with respect to such 3,412,500 Ordinary Shares.

Page 5 of 9 pages

DIC may be deemed the beneficial owner of, and to share the power to vote and dispose of, an aggregate of 78,477,620 Ordinary Shares held by Koor, constituting in the aggregate approximately 48.1% of the Ordinary Shares then outstanding and, in addition, be deemed to share the power to vote and the other rights of Koor with respect to the aforementioned 3,412,500 Ordinary Shares held by two shareholders, constituting approximately 2.09% of the Ordinary Shares then outstanding. This Statement shall not be construed as an admission by DIC that it is the beneficial owner of any of the Ordinary Shares covered by this Statement.

The Issuer advised the Reporting Persons that as of November 4, 2021, there were 163,190,642 Ordinary Shares outstanding, and the percentages of Shares outstanding set forth in this Schedule 13D/A are based on this number.

Information provided to the Reporting Persons indicates that none of the executive officers and directors of DIC and Koor owned as of November 4, 2021, or purchased or sold from September 4, 2021, through November 4, 2021, any Ordinary Shares.

Item 7.   Material to Be Filed as Exhibits

Item 7 is hereby amended and restated as follows:

Schedules A, B, C, D and E
Name, citizenship, residence or business address and present principal occupation of the directors and executive officers of (i) Koor, (ii) DIC (other than Schedule A and B, the Schedules are incorporated by reference to the Schedule 13D/A filed on May 10, 2018).

Exhibit 1
Authorization Letter dated April 30, 2018 between Koor and DIC authorizing DIC to file this Statement on Schedule 13D and any amendments hereto on behalf of Koor (incorporated by reference to the Schedule 13D/A filed on May 10, 2018).

Page 6 of 9 pages

SIGNATURE

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Date: November 4, 2021

KOOR INDUSTRIES LTD.
DISCOUNT INVESTMENT CORPORATION LTD.

BY: DISCOUNT INVESTMENT CORPORATION LTD.
BY: /s/ Doron Cohen /s/ Haim Tabouch

Doron Cohen and Haim Tabouch, authorized signatories of Discount Investment Corporation Ltd., for itself and on behalf of, Koor Industries Ltd., pursuant to agreements annexed to the Statement filed on May 20, 2014 as Exhibits 1 thereto.

Page 7 of 9 pages

Schedule A

Directors and Executive Officers
of
Discount Investment Corporation Ltd.
(As of November 4, 2021)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address	Position	Current Principal Occupation

Zahi Nahmias Shilat Center Israel	Chairman of the Board of Directors	Chairman of the Board of Directors of DIC, Property and Building Ltd. ("PBC"), Elron Electronic Industry Ltd. ("Elron") and Mega Or Holdings Ltd. Director of Companies

Michael (Mikey) Salkind Hagderon 53, Savyon, Israel	Director	Director of DIC, PBC, Elron and Mehadrin Ltd. Co-CEO of Elco Ltd. Director of companies
Ofir Atias 25 Ha'Egoz St., Beit Nekofa	Director and Business Development Manager	Rami Levi Chain Stores Hashikma Marketing 2006 Ltd.

Moshe Matalon 11 HaLivne St., Herzlia Israel	External Director	Business consultant; Director of companies.
Lily Ayalon 58 Sderot Ha'Prachim, Reut, Israel	Independent Director	Business consultant; Director of companies.
Meir Jacobson 11 a Nitzanim St., Ramat Gan	External Director	Director of companies.
Joseph Singer 14 Mordechai Zeira St., Tel Aviv, Israel	Director	Chairman of Generation Capital Ltd. and Generation Management Ltd., director of companies.
Tal Yaron Eldar 3 Hartglas St., Tel Aviv	Independent Director	Managing Partner in Yaron-Eldar, Paller and Schwartz Law Firm
Doron Cohen ToHa Building, 27th floor, 114 Igal Alon St., Tel Aviv 6744320, Israel	CEO	CEO of DIC and PBC, Chairman of the board of Cellcom Israel Ltd, and Mehadrin Ltd., Chairman of the board and founding partner at Credito. Director of companies.
Baruch Itzhak ToHa Building, 27th floor, 114 Igal Alon St., Tel Aviv 6744320, Israel	CFO	CFO of DIC and PBC. Director of companies.
Larisa Cohen ToHa Building, 27th floor, 114 Igal Alon St., Tel Aviv 6744320, Israel	VP, General Counsel and Corporate Secretary	VP, General Counsel and Corporate Secretary of DIC and PBC. Director of companies.

Haim Tabouch ToHa Building, 27th floor, 114 Igal Alon St., Tel Aviv 6744320, Israel	VP Accounting	VP Accounting of DIC and PBC. Director of companies.

Ori Jano ToHa Building, 27th floor, 114 Igal Alon St., Tel Aviv 6744320, Israel	Comptroller	Comptroller of DIC

Page 8 of 9 pages

Schedule B

Directors and Executive Officers
of
Koor Industries Ltd.
(as of November 4, 2021)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address	Position	Current Principal Occupation

Doron Cohen ToHa Building, 27th floor, 114 Igal Alon St., Tel Aviv 6744320, Israel	CEO and Director	CEO of DIC and PBC, Chairman of the board of Cellcom Israel Ltd, and Mehadrin Ltd., Chairman of the board and founding partner at Credito. Director of companies.
Baruch Itzhak ToHa Building, 27th floor, 114 Igal Alon St., Tel Aviv 6744320, Israel	Director	CFO of DIC and PBC. Director of companies.
Haim Tabouch ToHa Building, 27th floor, 114 Igal Alon St., Tel Aviv 6744320, Israel	Director	VP Accounting of DIC and PBC. Director of companies.

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Page 9 of 9 pages